                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  24 March 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release                                                                                                                                                                                                                                    24th March 2009

AIB ANNOUNCES NEW POST AND NEW APPOINTMENTS

Allied Irish Banks, p.l.c. (“AIB”) [NYSE: AIB] has today announced that Donal Forde, currently Managing Director, AIB Bank Republic of Ireland (ROI), has been appointed Director of Group Strategy. This is a new post in which Mr Forde’s strong strategic management skills will be deployed to help ensure the company is equipped to successfully navigate and withstand the current market conditions and be well placed for future success.

Robbie Henneberry, currently Managing Director AIB Bank Great Britain (GB) and Northern Ireland (NI), has been appointed Managing Director of AIB Bank (ROI). Mr Henneberry, who joined AIB in 1980, has extensive banking experience, including credit management, personal, business and corporate banking.

Both appointments will take effect from 1 May 2009.

The new Managing Director of AIB Bank GB and NI will be appointed following the completion of the internal recruitment process which is currently underway.

The Board of AIB Group also announced today that Mr Forde has decided not to seek re-election to the Board at the forthcoming Annual General Meeting (AGM) on 13 May 2009. Additionally, the term of Mr Michael J. Sullivan, Senior Independent Director, has been extended from 29 April 2009 to the AGM on 13 May 2009 and he will retire from the board at the conclusion of that meeting.

-Ends-

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-6600311 ext. 12162	Tel: +353-1-6600311 ext. 13894

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  24 March 2009                                                        By: ___________________
                                                                                          John O'Donnell
                                                                                         Group Director, Finance,
                                                                                         Risk and Enterprise Technology
                                                                                        Allied Irish Banks, p.l.c.